Filed by XCF Global, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: XCF Global, Inc. (Commission File No. 001-42687)
September 24, 2026

FOR IMMEDIATE RELEASE

XCF Global Announces Postponement of Special Meeting in Connection with Proposed Business Combination

XCF Global Special Meeting Rescheduled to October 5, 2026

HOUSTON, Texas— September 24, 2026 — XCF Global, Inc. (Nasdaq: SAFX) (“XCF Global”) today announced that the special meeting of stockholders of XCF Global, which was previously scheduled for September 24, 2026, in connection with the proposed business combination among XCF Global, DevvStream Corp. (“DevvStream”) and Southern Energy Renewables Inc. (“Southern Energy”) pursuant to the Business Combination Agreement dated as of April 13, 2026, as amended on September 14, 2026 (the “Business Combination Agreement”), has been postponed.

NOTICE IS HEREBY GIVEN that the special meeting has been postponed to October 5, 2026 at 11:00 a.m. Eastern Time. The meeting will continue to be held virtually and will be held for the following purposes:

1. Proposal No. 1 — XCF Global Authorized Stock Increase Proposal: To increase the number of shares of XCF Global Class A common stock, par value $0.0001 per share (the “XCF Global Common Stock”) that XCF Global is authorized to issue from 500,000,000 to 1,700,000,000;

2. Proposal No. 2 — XCF Global Stock Issuance Proposal: To vote on a proposal to approve, in accordance with Nasdaq Listing Rules 5635(a), (b) and (d), the potential issuance of 19.99% or more of XCF Global’s issued and outstanding XCF Global Common Stock, constituting the stock consideration to be issued pursuant to the Business Combination Agreement;

3. Proposal No. 3 — XCF Global Director Election Proposal: To elect seven directors, effective as of the effective time of the business combination contemplated by the Business Combination Agreement, to serve on the board of directors of the post-closing company until their respective successors are duly elected and qualified or until such directors’ earlier death, resignation or removal;

4. Proposal No. 4 — XCF Global 2025 Equity Incentive Plan Increase Proposal: To approve the increase of the number of shares of XCF Global Common Stock reserved for issuance under the XCF Global 2025 Equity Incentive Plan from 14,557,181 to 80,000,000; and

5. Proposal No. 5 — XCF Global Adjournment Proposal: To vote on a proposal to authorize an adjournment of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of Proposal No. 2.

You must register for the XCF Global Special Meeting via https://www.cstproxy.com/xcfglobal/2026 no later than 11:59 p.m. Eastern Time on October 4, 2026. Please follow the instructions on the registration page. You will then receive a meeting invitation by email with your unique link to join the special meeting along with a password prior to the meeting date.

We previously provided a joint proxy statement/prospectus to our stockholders of record as of July 29, 2026, which provided detailed information about the special meeting, the Business Combination Agreement and the business combination contemplated thereby, and the other proposals described above. A copy of the Business Combination Agreement is attached as Annex A to such joint proxy statement/prospectus, which can be accessed at the following web address: https://www.sec.gov/Archives/edgar/data/2019793/000121390026081567/ea0294087-04.htm. A copy of Amendment No. 1 to the Business Combination Agreement is attached as Exhibit 2.1 to the Current Report on Form 8-K filed on September 14, 2026, which can be accessed at the following web address: https ://www.sec.gov/Archives/edgar/data/1358403/000153949723002188/exh99-1.htm. Such joint proxy statement/prospectus and Current Report, as well as the attachments thereto, are incorporated herein by reference, other than any information therein relating to the record date, date and time of the special meeting, which are addressed by this notice. We urge you to read such information statement and attachments carefully. If you need assistance accessing the joint proxy statement/prospectus, including its annexes, please contact XCF Global’s proxy solicitor below.

The record date for determining stockholders entitled to vote at the special meeting will be revised from the close of business on July 29, 2026 to the close of business on September 25, 2026. Stockholders of record as of the original record date who remain stockholders as of the new record date who have already submitted their proxies do not need to take any further action unless they wish to change or revoke their vote. Previously submitted proxies will remain valid and will be voted at the rescheduled meeting unless properly revoked. If you hold your shares in “street name,” you should instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instruction form that you will receive from your bank, broker or other nominee. We intend to ask your bank, broker or other nominee to vote your shares in accordance with any previously-delivered voting instruction form, but we cannot guarantee that your bank, broker or other nominee will vote your shares with respect to any of the proposals if you do not submit a new voting instruction form for the special meeting. You should contact your bank, broker or other nominee (a) to determine whether they will vote your shares at the special meeting as previously directed with respect to the originally convened special meeting, (b) for directions as to how to change or revoke any prior voting instructions, and (c) for any requirement to obtain a “legal proxy”, which is necessary for a beneficial owner to vote at the special meeting. XCF Global urges all stockholders of record as of the new record date (September 25, 2026) who have not yet voted to submit their proxies as soon as possible. Your vote is very important. The board of directors of XCF Global unanimously recommends that their stockholders vote “FOR” each of the proposals to be considered at the special meeting, as described in the definitive joint proxy statement/prospectus.

If you have questions regarding the postponement, the special meeting, or need assistance in voting your shares, please contact XCF Global’s proxy solicitor:

Sodali & Co

430 Park Avenue, 14th Floor

New York, NY 10022

Stockholders and All Others Call Toll Free: (800) 662-5200

Banks and Brokers Call: (203) 658-9400

Email: DEVS@investor.sodali.com

About XCF Global, Inc.

XCF Global, Inc. (“XCF Global”) (Nasdaq: SAFX) is an emerging sustainable aviation fuel company dedicated to accelerating the aviation industry’s transition to net-zero emissions. Our flagship facility, New Rise Reno, has a permitted nameplate production capacity of 38 million gallons per year, positioning XCF Global as an early mover among large-scale SAF producers in North America. XCF Global is working to advance a pipeline of potential expansion opportunities in Nevada, North Carolina, and Florida, and to build partnerships across the energy and transportation sectors to scale SAF globally. XCF Global is listed on the Nasdaq Capital Market and trades under the ticker, SAFX. To learn more go to XCF.Global.

About DevvStream

DevvStream is a carbon management company focused on the development, investment, and sale of environmental assets worldwide, including carbon credits and renewable energy certificates.

About Southern Energy Renewables

Southern Energy Renewables Inc. is a U.S.-based clean fuels, chemicals and products developer focused on advancing large-scale biomass-to-fuels projects. These projects are designed to produce carbon-negative SAF and green methanol, supported by integrated carbon capture and sequestration.

Additional Information and Where to Find It

In connection with the proposed business combination among XCF Global, DevvStream and Southern Energy, XCF Global has filed a registration statement on Form S-4 (Registration No. 333-296774) with the Securities and Exchange Commission (the “SEC”), which includes a joint proxy statement of XCF Global and DevvStream that also constitutes a prospectus of XCF Global (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on July 31, 2026, and the definitive Joint Proxy Statement/Prospectus was mailed to stockholders and shareholders on or about August 7, 2026. XCF Global, DevvStream and Southern Energy may also file other documents with the SEC and Canadian securities regulatory authorities regarding the proposed transaction.

This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document that XCF Global, DevvStream or Southern Energy (as applicable) may file with the SEC or Canadian securities regulatory authorities in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF XCF GLOBAL AND DEVVSTREAM ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED BY XCF GLOBAL, DEVVSTREAM OR SOUTHERN ENERGY WITH THE SEC OR CANADIAN SECURITIES REGULATORY AUTHORITIES, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

XCF Global’s and DevvStream’s investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other filings containing important information about the proposed transaction, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by (i) XCF Global will be available free of charge on XCF Global’s website at https://xcf.global and (ii) DevvStream will be available free of charge under the tab “Financials” on the “Investor Relations” page of DevvStream’s website at www.devvstream.com.

Participants in the Solicitation

DevvStream, Southern Energy, XCF Global, EEME and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from DevvStream’s and XCF Global’s stockholders in connection with the proposed transaction. Information regarding directors and executive officers of (i) XCF Global is contained in its Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 31, 2026, and in other documents subsequently filed with the SEC and (ii) DevvStream is contained in DevvStream’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on November 18, 2025, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties, including statements regarding the proposed transactions contemplated by the Business Combination Agreement, the anticipated structure, timing and conditions of the proposed transaction, the anticipated completion of the plant conversion, the achievement of specified financial and operational milestones, the anticipated issuance of state-supported bonds by Southern Energy, and the valuation the parties are aiming to achieve. All statements, other than statements of historical facts, are forward-looking statements, including: statements regarding the expected timing, structure and terms of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “aim,” “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” “objective,” “goal,” “designed,” or the negatives of these words or other similar terms or expressions that concern XCF Global’s, DevvStream’s, or Southern Energy’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, expectations, and assumptions that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those expressed or implied by such forward-looking statements.

We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Forward-looking statements are based on current expectations, estimates, assumptions and projections and involve known and unknown risks and uncertainties that may cause actual results, developments or outcomes to differ materially from those expressed or implied by such statements. Important factors that could cause actual results, developments or outcomes to differ materially include, among others: (1) changes in domestic and foreign business, market, financial, political, regulatory and legal conditions; (2) the risk that the plant conversion is delayed, not completed on the anticipated timeline, or requires additional capital beyond current expectations; (3) the risk that XCF Global is unable to achieve the specified annualized revenue and EBITDA thresholds, which depend in significant part on XCF Global’s business performance, operating results, market demand, execution capabilities, and other factors; (4) the risk that Southern Energy does not receive authorization to issue up to $400 million of bonds, that such bonds are delayed, issued on less favorable terms, or not issued at all; (5) the risk that XCF Global is unable to obtain or maintain compliance with applicable Nasdaq continued listing standards, including regaining compliance with the $1.00 minimum bid price requirement, which could result in delisting if compliance is not regained within applicable cure periods; (6) the inability to satisfy or waive the closing conditions contemplated by the Business Combination Agreement; (7) the occurrence of events, changes or other circumstances that could give rise to the termination of the Business Combination Agreement, or that could result in disputes or litigation relating to the interpretation, enforceability or performance of the Business Combination Agreement; (8) the outcome of any legal proceedings that may be instituted against XCF Global, DevvStream, Southern Energy, EEME or their respective affiliates, which could be costly, time-consuming, divert management attention and adversely affect liquidity or financial condition; (9) uncertainty with respect to the scope, timing or completion of due diligence by any party and each party’s satisfaction therewith; (10) uncertainty regarding valuations, capital structure, financing arrangements, equity ownership, or the allocation of economic interests contemplated by the Business Combination Agreement, including the risk that, in the event the proposed transaction closes, the parties may never achieve their aim of creating a $3.0 billion combined enterprise (as of the date hereof this statement only represents an objective that the parties intend to achieve on a future date and such objective has not in the past and may never in the future be achieved); (11) changes to the structure, timing or terms of any proposed transaction that may be required or deemed appropriate as a result of applicable laws, regulations, accounting considerations, stock exchange requirements or regulatory guidance; (12) the risk that required regulatory, governmental, stock exchange or shareholder approvals are not obtained, are delayed or are subject to conditions that could adversely affect the parties or the expected benefits of any contemplated transaction; (13) the risk that the announcement of the Business Combination Agreement or the pursuit of the contemplated transactions disrupts current plans, operations or relationships of XCF Global, DevvStream or Southern Energy; (14) the risk that anticipated benefits of any contemplated transaction are not realized due to competition, execution challenges, market conditions, or the inability to grow and manage operations profitably; (15) costs, expenses and management distraction associated with potential litigation and any contemplated transactions; (16) changes in applicable laws, regulations or enforcement priorities, including extensive regulation and compliance obligations applicable to the parties’ businesses; and (17) other economic, business, competitive, operational or financial factors beyond management’s control.

Although the Business Combination Agreement is binding on the parties, it does not obligate the parties to consummate the proposed transaction. The consummation of the proposed transaction remains subject to the satisfaction or waiver of applicable closing conditions, and the Business Combination Agreement may be terminated in accordance with its terms. There can be no assurance that the proposed transaction will be consummated on the terms described herein or at all. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are not guarantees of future performance or outcomes.

Any forward-looking statements speak only as of the date of this press release. None of XCF Global, DevvStream, Southern Energy or EEME undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this press release nor the continued availability of this press release in archive form on XCF Global’s website at www.xcf.global should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Investor Relations Contacts:

XCF Global, Inc.

media@xcf.global

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